Exhibit 99.02

Athens, February 9, 2017

RESIGNATION

The undersigned, Dimitrios Panagiotopoulos, hereby resign from my position as a member of the Board of Freeseas, Inc., a Marshall Islands corporation, with immediate effect, having no claims against the Company.

Taking the opportunity, I woud like to thank the Company and the Board for the excellent cooperation during my time on the Board of the Company.